UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 11 March 2024

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 11 March 2024 — Completion of sale of 20% of National Gas

Exhibit 99.1

11 March 2024

National Grid plc ("National Grid")

Completion of sale of 20% of National Gas

National Grid plc is pleased to announce that it has today completed the sale of a further 20% equity interest in National Gas to the existing majority owners, a consortium of long-term investors led by Macquarie Asset Management, which we announced on 19 July 2023.

Enquiries and contacts

Investors and Analyst:

Nick Ashworth                                     +44 (0) 7814 355 590
Angela Broad                                       +44 (0) 7825 351 918
James Flanagan                                    +44 (0) 7970 778 952

Media:

Molly Neal                                           +44 (0) 7583 102 727
Lyndsey Evans                                    +44 (0) 7714 672 052

About National Gas

National Gas owns and operates the regulated gas National Transmission System ("NTS") in Great Britain, and also owns a regulated gas metering business.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	/s/Sally Kenward _______________________
Sally Kenward Senior Assistant Company Secretary

Date: 11 March 2024